Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
(in thousands, except for ratios)	2016	2015

Earnings
Pretax loss before equity in pretax earnings of unconsolidated affiliates	$(11,693)	$(8,941)
Fixed charges (net of interest capitalized)	4,531	4,551
Distribution of earnings from unconsolidated affiliates	—	—
Total Loss	$(7,162)	$(4,390)

Fixed Charges and Preference Dividends
Interest expense	$4,054	$3,884
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs (1)	—	213
Interest component of rent expense	477	454
Total Fixed Charges	4,531	4,551
Dividends on convertible perpetual preferred stock (pretax)	5,672	5,672
Total Fixed Charges and Preference Dividends	$10,203	$10,223

Ratio of Earnings to Fixed Charges (2)	—	—

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (2)	—	—

(1) The Company is reporting the amortization of premiums, discounts, and debt issuance costs in interest expense beginning in the quarter ended June 30, 2016. No reclassification has been made for prior reporting periods since the amounts are not material.

(2) For the three months ended June 30, 2016 and 2015, the Company reported a loss for purposes of the above ratio calculations. As a result, earnings were not sufficient to cover fixed charges or preference dividends. The deficiency in earnings to fully cover fixed charges (i.e. a ratio of 1.00) was $11,693 and $8,941 for the three months ended June 30, 2016 and 2015, and the deficiency to fully cover fixed charges and preference dividends was $17,365 and $14,613 for the three months ended June 30, 2016 and 2015.